UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Fiscal Year ended December 31, 2000

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission File No. 1-12328

A. Full title of the Plan and the address of the Plan,
if different from that of the issuer named below:

(the "Plan")
Chelsea GCA 401(K) Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CHELSEA PROPERTY GROUP, INC.
103 Eisenhower Parkway
Roseland, New Jersey 07068

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Chelsea GCA 401(k) Savings Plan

December 31, 2000

Chelsea GCA 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2000

Contents

Report of Independent Auditors

Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes at
End of Year	1 2 3 4 10

Report of Independent Auditors

Chelsea GCA 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Chelsea GCA 401(k) Savings Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
July 11, 2001

Chelsea GCA 401(k) Savings Plan

Statement of Net Assets Available for Benefits

                                                                                DECEMBER 31,
                                                                               2000       1999
                                                                           ------------------------
ASSETS
Investments, at fair value
  Vanguard Growth and Income Fund and Merrill Lynch Basic Value
    Fund as of 2000 and 1999, respectively                                 $ 419,292     $ 515,178
  Vanguard Balanced Index Fund and Merrill Lynch Capital Fund as
    of 2000 and 1999, respectively                                           200,698       234,159
  Vanguard Intermediate Term Bond Index Fund and Merrill Lynch
    Corporate Bond Fund Investment Grade Portfolio as of 2000 and
    1999, respectively                                                       166,341       133,529
  Vanguard Asset Allocation Fund and Merrill Lynch Global
    Allocation Fund as of 2000 and 1999, respectively                        181,915       187,503
  Vanguard Growth Index Fund and Merrill Lynch Growth Fund as of
    2000 and 1999, respectively                                              643,191       686,688
  Vanguard US Growth Fund and Merrill Lynch Fundamental Growth
    Fund as of 2000 and 1999, respectively                                   265,545       258,242
  Fidelity Advisor Technology Fund and Merrill Lynch Global
    Technology Fund as of 2000 and 1999, respectively                        229,969       146,798
  Fidelity Advisor Healthcare Fund and Merrill Lynch Healthcare
    Fund as of 2000 and 1999, respectively                                    75,572        18,808
  Vanguard 500 Index Fund and Merrill Lynch S&P 500 Index Fund
    as of 2000 and 1999, respectively                                        305,695       131,909
  Vanguard International Growth Fund and Merrill Lynch
    International Index Fund as of 2000 and 1999, respectively                31,214         3,528
  Vanguard European Stock Index                                               15,948           -
  Vanguard Federal Money Market Fund and Merrill Lynch
    Retirement Preservation Fund                                             161,354       132,204
  CMA Money Fund                                                                -            4,659
  Chelsea Property Group, Inc. Common Stock and Money Market and
    Chelsea Property Group, Inc. Common Stock as of 2000 and 1999,
    respectively                                                             220,640       173,086
  Cash                                                                          -                2
  Participant loans                                                           54,040        28,024
                                                                         -----------   ------------
Total investments                                                          2,971,414     2,654,317
                                                                         -----------   ------------
Receivables:
  Participant contributions                                                   46,036        40,797
  Employer contributions                                                      13,633        12,295
                                                                         -----------   ------------
Total receivables                                                             59,669        53,092
                                                                         -----------   ------------
Net assets available for benefits                                        $ 3,031,083   $ 2,707,409
                                                                         ===========   ============

See accompanying notes.

Chelsea GCA 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2000

Additions:
  Additions to net assets attributed to:
    Investment income:
      Net (depreciation) in fair value of investments             $ (482,707)
      Interest and dividends                                         160,519
    Participant contributions                                        631,278
    Employer contributions                                           176,832
    Participant rollovers                                             66,357
                                                                 -----------
Total additions                                                      552,279

Deductions:
  Deductions from net assets attributed to:
    Participant withdrawals                                          228,605
                                                                 -----------

Net increase                                                         323,674

Net assets available for benefits:
  Beginning of year                                                2,707,409
                                                                ------------
  End of year                                                    $ 3,031,083

See accompanying notes.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies

Method of Accounting

The financial statements of Chelsea GCA 401(k) Savings Plan (the “Plan”) are presented on the accrual basis of accounting.

Investments

Investments are valued at fair value using share values of the funds as reported by Trustar Retirement Services (“Trustar”) on December 31, 2000 and Merrill Lynch on December 31, 1999, respectively.

Appreciation or depreciation of securities represents realized gains (losses) and the change in fair value during the year.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 26, 1998, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the favorable determination letter, the Plan was amended and restated, effective February 1, 2000. Once qualified, the Plan, as amended and restated, is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator, CPG Partners, L.P., believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Adoption of SOP 99-3

Effective January 1, 1999, the Plan adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.”

Recent Accounting Pronouncements to be Adopted

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133.” SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the Statement of Net Assets Available for Benefits and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as either a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to variable cash flows of a forecasted transaction or as a hedge of the foreign currency exposure of a net investment in a foreign operation. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, any change in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s changes in fair value will be immediately recognized in earnings. The Plan will adopt this pronouncement effective January 1, 2001. The Plan has determined the impact of adopting SFAS No. 133 in 2001 to be immaterial in nature.

2. Description of the Plan

The Plan is a defined contribution plan sponsored and administered by CPG Partners, L.P. (formerly Chelsea GCA Realty Partnership, L.P.) (the “Partnership”) and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for all purchase and sale transactions of Chelsea Property

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Group, Inc. (formerly Chelsea GCA Realty, Inc.) common stock which is paid by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Partnership were eligible to participate in the Plan after completing 1,000 hours or one year of service and attaining age 21 through November 1, 2000 at which time the Partnership amended the Plan’s eligibility requirements (the “Amendment”). All employees of the Partnership are eligible to participate in the Plan after 6 months of service with no hours requirement. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the Code of $10,500 for 2000. The maximum amount was $10,000 for 1999. Rollover contributions of $66,357 and $21,890 in 2000 and 1999, respectively, were made by participants from other qualified Plans.

Effective February 1, 2000 (the “Transition Date”), Trustar began serving as trustee of the Plan. Prior to the Transition Date Merrill Lynch served as trustee of the plan. Trustar and Merrill Lynch are herein referred to, individually and collectively, as the “Trustee”. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Vanguard and Fidelity.

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their contributions including the earnings thereon.

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her account to a maximum of $50,000. The loans must be paid back within five years. The loans bore interest at a rate between 8% and 9% at December 31, 2000 and 1999.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

On the Transition Date, the investments held by Merrill Lynch were transferred to Vanguard and Fidelity funds. Participants were (are) permitted to invest in any of the following investment vehicles:

Merrill Lynch	Trustar

Merrill Lynch Basic Value Fund
Merrill Lynch Capital Fund
Merrill Lynch Corporate Bond Fund
Merrill Lynch Global Allocation Fund
Merrill Lynch Growth Fund
Merrill Lynch Fundamental Growth Fund
Merrill Lynch Global Technology Fund
Merrill Lynch Healthcare Fund
Merrill Lynch S&P 500 Index Fund
Merrill Lynch International Index Fund
Merrill Lynch No Comparable Fund
Merrill Lynch Retirement Preservation Fund	Growth & Income Fund
Balanced Index Fund
Intermediate-Term Bond Fund
Asset Allocation Fund
Growth Index Fund
U.S. Growth Fund
Technology Fund
Healthcare Fund
500 Index Fund
International Growth Fund
European Stock Index Fund
Federal Money Market Fund

The Plan provides for an employer discretionary matching contribution. For the 2000 and 1999 Plan years, the matching contribution was equal to 50% of each participant’s first 6% contributed to the Plan.

Employees with the following titles are not eligible to participate in the matching contribution: Chief Executive Officer, President, Chief Operating Officer, Executive Vice Presidents, and Vice Presidents.

As of October 1, 1999 the Plan was amended to allow employees from Worcester Common Outlets, a retail outlet that the Partnership managed through March 31, 2001, to participate in the Plan. As of April 1, 2001, the employees of Worcester no longer contribute to the Plan.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants shall have a vested percentage in the matching contributions as follows:

After 1 year of vesting service After 2 years of vesting service After 3 years of vesting service After 4 years of vesting service After 5 years of vesting service	20% 40% 60% 80% 100%

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon the termination of the Plan, the monies already invested in the Plan are distributed to the participants based on their account values at termination. If money has been deducted from a participant’s paycheck but not yet deposited into the Plan, those monies are at risk because they are not yet considered part of the Plan.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator, CPG Partners, L.P.

3. Net Appreciation (Depreciation) in Fair Value of Investments

During the month ended January 31, 2000, the investments of the Plan appreciated (depreciated) as follows:

     Merrill Lynch Basic Value Fund                                   $ (26,358)
     Merrill Lynch Capital Fund                                          (8,110)
     Merrill Lynch Corporate Bond Fund Investment Grade Portfolio          (617)
     Merrill Lynch Global Allocation Fund                                (2,622)
     Merrill Lynch Growth Fund                                           (8,519)
     Merrill Lynch Fundamental Growth Fund                               (6,951)
     Merrill Lynch Global Technology Fund                                (8,157)
     Merrill Lynch Healthcare Fund                                        1,344
     Merrill Lynch S&P 500 Index Fund                                   (13,887)
     Merrill Lynch International Index Fund                                (184)
     Merrill Lynch Retirement Preservation Fund                              -
                                                                     ------------
                                                                      $ (74,061)
                                                                     ============

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

3. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS (CONTINUED)

During the eleven months ended December 31, 2000, the investments of the Plan appreciated (depreciated) in fair value as follows:

     Vanguard Growth and Income Fund                               $ (38,526)
     Vanguard Balanced Index Fund                                     (8,129)
     Vanguard Intermediate Term Bond Index Fund                        9,347
     Vanguard Asset Allocation Fund                                      435
     Vanguard Growth Index Fund                                     (147,226)
     Vanguard US Growth Index Fund                                  (109,409)
     Fidelity Advisor Technology Fund                               (133,159)
     Fidelity Advisor Healthcare Fund                                  7,228
     Vanguard 500 Index Fund                                         (23,074)
     Vanguard International Growth Fund                               (4,043)
     Vanguard European Stock Index                                      (243)
                                                                   ----------
                                                                  $ (446,799)
                                                                   ==========

During the year ended December 31, 2000, the Common Stock of the Plan appreciated in fair value as follows:

     Chelsea Property Group, Inc. Common Stock                        $ 38,153
                                                                    ------------
     Total depreciation for the year ended December 31, 2000        $ (482,707)
                                                                    ============

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements account for the net assets available for benefits using the accrual method and the Form 5500 accounts for the net assets available for benefits using the cash method. A difference may be attributed to an employee contributions receivable of $46,036 and an employer contributions receivable of $13,633. Net assets available for benefits per the financial statements is $3,031,083 for the year ended December 31, 2000.

Supplemental Schedule

Chelsea GCA 401(k) Savings Plan

Schedule H, Line 4(i)-
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2000

                                                    Number of        Current
        Identity of Issue                          Units/shares       Value
Trustar Retirement Services:
  Vanguard Growth and Income Fund                     13,078.4       $ 419,292
  Vanguard Balanced Index Fund                        10,518.8         200,698
  Vanguard Intermediate Term Bond Index Fund          16,600.9         166,341
  Vanguard Asset Allocation Fund                       7,685.5         181,915
  Vanguard Growth Index Fund                          21,040.0         643,191
  Vanguard US Growth Fund                              9,603.8         265,545
  Fidelity Advisor Technology Fund                    10,368.3         229,969
  Fidelity Advisor Healthcare Fund                     3,206.3          75,572
  Vanguard 500 Index Fund                              2,508.6         305,695
  Vanguard International Growth Fund                   1,654.2          31,214
  Vanguard European Stock Index                          613.6          15,948
  Vanguard Federal Money Market Fund                 161,354.4         161,354
                                                                    -----------
                                                                     2,696,734
Chelsea Property Group, Inc:
  Common Stock                                         5,354.9         197,462
  Money Market                                        23,178.2          23,178
Participant loans receivable (interest rates
  range from 8% to 9% maturing through 2006)                            54,040
                                                                    ----------
Total investments                                                   $2,971,414
                                                                    ===========

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-63224) pertaining to the Chelsea GCA 401(K) Savings Plan of our report dated July 11, 2001, with respect to the financial statements of the Chelsea GCA 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/Ernst & Young LLP

New York, New York
July 12, 2001